

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

November 1, 2017

Valerie C. Toalson
Chief Financial Officer
Cadence Bancorporation
2800 Post Oak Boulevard, Suite 3800
Houston, TX 77056

> **Re: Cadence Bancorporation**
> **Draft Registration Statement on Form S-1**
> **Submitted October25, 2017**
> **CIK No. 0001614184**

Dear Ms. Toalson:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Gessert at (202) 551-2326 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services